Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALLIANCE HEALTHCARE SERVICES, INC.

Alliance Healthcare Services, Inc., a Delaware Corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Paragraph (a) of Article Fourth of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended in its entirety to read as follows:

“(a) The Corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation shall have authority to issue is One Hundred One Million (101,000,000) shares, and the aggregate par value of all shares which are to have a par value is One Million Ten Thousand Dollars ($1,010,000). The total number of shares of Common Stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares, and the par value of each share of Common Stock is One Cent ($0.01). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is One Million (1,000,000) shares, and the par value of each share of Preferred Stock is One Cent ($0.01). Effective upon the filing of this Certificate of Amendment with the Delaware Secretary of State (the “Effective Time”), each share of Common Stock issued and outstanding or held in treasury by the Corporation immediately prior to the Effective Time (the “Old Common Stock”) shall be automatically and without any action on the part of the holder thereof reclassified into a different number of shares of Common Stock (the “New Common Stock”) such that each four to ten shares of Old Common Stock shall, at the Effective Time, be automatically reclassified into one share of New Common Stock, the exact ratio within the foregoing range to be determined by the Board of Directors of the Corporation prior to the Effective Time (the “Determined Ratio”) and publicly announced by the Corporation. Further, every right, option and warrant to acquire shares of Old Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) share of New Common Stock based on the Determined Ratio of shares of Old Common Stock to shares of New Common Stock, as publicly announced by the Corporation, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted). The Corporation shall not issue fractions of shares of Common Stock in connection with such reclassification of shares of its Common Stock. In lieu thereof, each holder of any such fractional share shall be entitled to round up such fractional share to a full share. Each certificate that, prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified pursuant to this Certificate of Amendment.”

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Alliance Healthcare Services, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name on this 7th day of December 2012.

ALLIANCE HEALTHCARE SERVICES, INC.

By:	/s/ Howard K. Aihara
Name:	Howard K. Aihara
Title:	Executive Vice President and Chief Financial Officer